2003 Results: Third Quarter                               (OMITTED LOGO Aracruz)


                                                                  (OMITTED LOGO)

(Rio de Janeiro -- October 9, 2003) - Aracruz Celulose S.A. (NYSE: ARA) today announces its consolidated third quarter 2003 results stated in US dollars, according to US GAAP

Highlights

Aracruz reported an operating income of $87.6 million in the third quarter compared to $54.8 million in the same period of last year mainly due to higher sales volume. Net income was $59.3 million in the third quarter of 2003. An average list pulp price of $503/ton, in the quarter, contributed to an adjusted EBITDA of $147.7 million, representing a 52% margin. Sales were 610,000 tons and production was 634,000 tons in the quarter.


                                                  3Q              3Q           3Q             YTD             YTD
Summary                                         2003            2002         % var           2003            2002

Net revenues (US$ million)                     286.2           198.6           44%          702.4           471.3
-----------------------------------------------------------------------------------------------------------------
EBITDA (US$ million)                           139.0           100.2           39%          375.5           206.1
-----------------------------------------------------------------------------------------------------------------
EBITDA (adjusted by other non- cash items)     147.7           102.6           44%          396.1           215.7
-----------------------------------------------------------------------------------------------------------------
Net income                                      59.3           107.4         (45%)          120.0           144.0
-----------------------------------------------------------------------------------------------------------------
# ADR outstanding (million)                    103.1           103.2             -          103.1           103.2
-----------------------------------------------------------------------------------------------------------------
EPADR ($)                                       0.58            1.04         (44%)           1.16            1.40
-----------------------------------------------------------------------------------------------------------------
Pulp sales volume (tons)                     610,000         442,000           38%      1,509,000       1,118,000
-----------------------------------------------------------------------------------------------------------------
Pulp production volume (tons)                634,000         467,000           36%      1,657,000       1,171,000
-----------------------------------------------------------------------------------------------------------------
Inventories (tons)                           332,000         148,000          124%              -               -
-----------------------------------------------------------------------------------------------------------------
Avg. list pulp price ($/ton)                     503             503             -            508             467
-----------------------------------------------------------------------------------------------------------------
Net debt / Total capital                         37%             24%           54%              -               -
-----------------------------------------------------------------------------------------------------------------

Release available at:                           Conference Call
www.aracruz.com.br
                                                Management would like to invite you to participate in its
Additional information:                         3Q2003 results conference call:
Mauricio Werneck (55-21) 3820-8131              October 10, 2003 - 11:00 AM (New York time)
invest@aracruz.com.br                           To join, please dial: (1-973) 582-2749
Patrick Kilhaney (1-201) 499-3559               The call will also be webcast on Aracruz's website
patrick.kilhaney@citigatefi.com


                                                      RESULTS/THIRD QUARTER 2003

                           (omitted logo ARA Listed NYSE) (Omitted logo Aracruz)

Global Pulp Market Update

The balance between supply and demand in the pulp markets in the third quarter was the result of high shipments, mainly to Asia and Western Europe and well managed supply. Volumes sold were consumed, keeping stocks in the hands of the paper producers at low levels.

Pulp prices declined in the beginning of the quarter, as anticipated. Sales volumes strengthened in July and August. The stable market situation in the first two months of the quarter created the opportunity for the implementation of a US$20/ton increase in September.

It is expected that in the medium term, evidence of an economic recovery will continue, resulting in stronger growth in paper demand. This scenario, coupled with low levels of pulp stocks and limited new capacities in the short term will lead to a positive pulp market outlook.

Production and Sales

Pulp production totalled a new record of 634,000 tons in the third quarter of 2003, compared to 467,000 tons in the same period last year, mainly due to the superior performance of Fiberline C, which is currently operating beyond its designed capacity, together with the volumes from the Guaiba mill (formerly Riocell). A scheduled maintenance downtime of 10 days was taken at Fiberline C in August.

Pulp sales reached 610,000 tons in the quarter, compared to 442,000 tons in the same period last year. Sales in July and August were strong, driven by improved demand in Asia and Europe. Consequently, Aracruz's inventory experienced some reduction from the end of June to end of August. In September, higher prices and higher production resulted in inventories being at 332,000 tons.



Third Quarter 2003      Third Quarter 2002

Europe          39%     Europe          41%
North America   32%     North America   37%
Asia            26%     Asia            18%
Brazil           2%     Latin America    3%
Latin America    1%     Brazil           1%



2                                                    RESULTS/THIRD QUARTER 2003

Year to date, production was 1,657,000 tons and sales were 1,509,000 tons. Sales to Asia grew following the addition of the new capacity, according to the Company's strategy to increase sales to that fast-growing market.



YTD September 2003      YTD September 2002

Europe          38%     Europe          42%
North America   36%     North America   39%
Asia            23%     Asia            16%
Brazil           2%     Brazil           2%
Latin America    1%     Latin America    1%




Income Statement - 3Q 2003

Average list pulp price in the quarter was $503/ton, the same as in the third quarter of last year and lower than $549/ton in the second quarter of 2003.

Net operating revenues totalled $286.2 million, or $87.6 million higher than in the same period of 2002.

Net pulp operating revenues during the third quarter of 2003 were $275.2 million compared to $196.6 million in the same period of last year, mainly as a result of higher sales volume ($74.7 million).

Total cost of sales was $172.9 million in the third quarter of 2003, compared to $127.2 million in the same period of last year.

Cost of pulp sold in the third quarter was $165.2 million ($271/ton), compared with $124.1 million ($281/ton) in the third quarter of 2002. Production cost in the quarter was $228/ton, compared to $231/ton in the same period of last year. Cash production cost in the quarter was $151/ton, compared to $133/ton in 3Q02. See table below:

Cash Production Cost                                    US$ per ton

3Q02                                                            133
-------------------------------------------------------------------
Higher wood costs, mainly due to purchased wood                  16
-------------------------------------------------------------------
Aracruz Guaiba                                                  (1)
-------------------------------------------------------------------
Other                                                             3
-------------------------------------------------------------------
3Q03                                                            151
-------------------------------------------------------------------


Approximately 60% of the Company's cash production cost is correlated to local currency inflation.



--------------------------------------------------------------------------------
3                                                    RESULTS/THIRD QUARTER 2003

The cash production cost in the third quarter of 2003 from Aracruz's Barra do Riacho mill (ABR) was $152/ton, while from Aracruz's Guaiba mill (AG) it was $147/ton, both mills performing in a similar way.

Cash production cost at ABR increased from $137/ton in the second quarter to $152/ton, mainly due to higher wood costs from larger wood purchases from Veracel, compens ating for lower delivered wood volumes from the beginning of the year. The wood purchases from Veracel should be finished by late 2005 and Aracruz expects its cash costs to decline by approximately 15% from current levels once it achieves normalized wood supply in 2006. Chemical costs were also higher due the increased chemical consumption during the maintenance downtime on Fiberline C in August.

Considering that cash production cost can be affected by temporary or non-recurring events, such as currency exchange volatility, wood purchases, facility downtimes, etc., see the table below in order to find more balanced figures that can be used for long-term sustainable assessments.


(US$ per ton)                           YTD Sept.03     2002    2001    2000

Cash Production Cost (average)                  137     138     149     157
----------------------------------------------------------------------------


Selling and distribution expenses were $10.7 million, or $3.4 million higher than in the same period of last year, mainly due to higher sales volume.

Administrative expenses were $6.9 million, or $0.2 million lower than in the same period of 2002.

Other operating expenses were $8.0 million, or $5.3 million higher than in the same period of last year, mainly due to a higher provision of $5.0 million for losses on ICMS credits.

Financial Income in the third quarter of 2003 was $14.7 million, compared to $12.0 million in the same period of last year. The difference was mainly due to higher interest rates on local investments and higher average cash balance.

Financial Expenses were $24.0 million in the third quarter of 2003, compared to $22.5 million in the same period of last year. The higher amount of "Interest on financing" was mainly due to a higher average debt balance.



(US$ million)                                                       3Q03    3Q02

Interest on financing                                               22.6    14.9
--------------------------------------------------------------------------------
Taxes (PIS/COFINS and CPMF)                                          4.6     5.4
--------------------------------------------------------------------------------
Interest on fiscal contingencies provisions                          4.7     1.8
--------------------------------------------------------------------------------
US treasury bond rate lock (Aug.2003 - $400 million debt issuance)  (8.3)      -
--------------------------------------------------------------------------------
Other                                                                0.4     0.4
--------------------------------------------------------------------------------
Total                                                               24.0    22.5
--------------------------------------------------------------------------------


Currency re-measurement resulted in a net gain of $1.1 million in the third quarter of 2003, compared to a net gain of $24.0 million in the same period of last year, reflecting the lower volatility of the local currency against the dollar in the quarter. The closing exchange rate on September 30, 2003 was R$2.9234 per US dollar.

Income tax and social contribution in the third quarter of 2003 amounted an expense of $20.3 million, compared to a credit of $28.7 million in the same period last year. The variation was mainly due to the stabilization of the currency exchange rate in the quarter versus the devaluation of the local currency in the same period of last year. No income tax payments were made during the third quarter of 2003. At the end of the quarter, the tax credit balance amounted to $27 million, which will offset future tax charges.


--------------------------------------------------------------------------------
4                                                    RESULTS/THIRD QUARTER 2003

Debt and Cash Structure

Gross debt was $1,378.3 million at the end of September 2003, or $79.3 million higher than at the end of June 2003.


(US$ million)                     September 30, 2003      June 30, 2003

SHORT-TERM DEBT                         469.5                    765.5
----------------------------------------------------------------------
  Current Portion of Long-Term Debt     213.7                    258.3
----------------------------------------------------------------------
  Short Term Debt Instruments           247.9                    495.3
----------------------------------------------------------------------
  Accrued financial charge                7.9                     11.9
----------------------------------------------------------------------
LONG-TERM DEBT                          908.8                    533.5
----------------------------------------------------------------------
TOTAL DEBT                            1,378.3                  1,299.0
----------------------------------------------------------------------


Debt in local currency corresponds entirely to long-term BNDES (Brazilian Development Bank) loans. Total debt maturity on Sept.30, 2003 is as follows:

(US$ million)   Local Currency          Foreign Currency        Total Debt        %

2003                     15.1               187.5                   202.6       15%
-----------------------------------------------------------------------------------
2004                     40.1               313.1                   353.2       26%
-----------------------------------------------------------------------------------
2005                     37.4                84.9                   122.3        9%
-----------------------------------------------------------------------------------
2006                     37.6               127.7                   165.3       12%
-----------------------------------------------------------------------------------
2007                     37.5               125.9                   163.4       12%
-----------------------------------------------------------------------------------
2008 and after           53.5               318.0                   371.5       26%
-----------------------------------------------------------------------------------
Total                   221.2             1,157.1                 1,378.3      100%
-----------------------------------------------------------------------------------


In August, following the acquisition of Riocell, US$400 million in secured export notes were issued with a final maturity in 2011. These notes have a 2-year grace period and fixed interest rate of 7.048% per annum. The goal of the referred issuance was to improve the Company's debt profile through appropriate long-term funding to finance the acquisition. The current short-term debt represents 34% of the total debt, compared to 59% in the previous quarter. The long-term debt average cost is 6.5% per annum before tax, according to our estimates.

Cash investments, at the end of the quarter, totalled $344.0 million. Out of the total cash holdings, $288.8 million was invested in local currency instruments and $55.2 million was invested abroad, mostly in US dollar time deposits. Part of the local currency investments were hedged against local currency volatility through dollar future contracts in the notional principal of $81.0 million at the end of the period.

Net debt (gross debt less cash holdings) was $1,034.3 million at the end of the quarter, or $344.5 million higher than at the end of the second quarter of 2003, mainly due to the $348.9 million final payment for Riocell on July 2, $40.5 million of Veracel's capital increase and $40.9 million in capital expenditures, partially offset by operating cash generation. At the end of the quarter, the net debt to total capital ratio was 37% and the interest coverage ratio (based on adjusted EBITDA) was 6.5x.




--------------------------------------------------------------------------------
5                                                    RESULTS/THIRD QUARTER 2003

EBITDA was $139.0 million in the third quarter of 2003, compared to $100.2 million in the same period of 2002, as a result of higher sales volume. EBITDA margin was 49%, compared to 51% in the same period of last year. Third quarter 2003 adjusted EBITDA, before other non-cash charges, totalled $147.7 million, compared to $102.6 million in the same period of last year, resulting in an adjusted margin of 52%.



(US$ million)                                        3Q 2003        3Q 2002

EBITDA                                                 139.0          100.2
-----------------------------------------------------------------------------
Non-cash charges                                         8.7            2.4
-----------------------------------------------------------------------------
 Provision for labor indemnity                           0.3            0.5
-----------------------------------------------------------------------------
 Provision for loss on ICMS credits                      6.3            1.3
-----------------------------------------------------------------------------
 Provision (reversal) for loss on inventory              0.1           (1.3)
-----------------------------------------------------------------------------
 Provision for a tax contingency                         1.8            0.5
-----------------------------------------------------------------------------
 Other                                                   0.2            1.4
-----------------------------------------------------------------------------
Adjusted EBITDA                                        147.7          102.6
-----------------------------------------------------------------------------


Capital expenditures and investments in the period were as follows:



(US$ million)                                        3Q 2003       YTD 2003

Land purchases                                           9.0           21.5
---------------------------------------------------------------------------
Investments in the new mill                              2.8           15.8
---------------------------------------------------------------------------
Sea transportation project                               1.6            4.6
---------------------------------------------------------------------------
Silviculture                                             4.1           11.4
---------------------------------------------------------------------------
Total - Fiberline C Project                             17.5           53.3
---------------------------------------------------------------------------
Silviculture                                            18.6           31.3
---------------------------------------------------------------------------
On-going industrial investments                          1.4            2.6
---------------------------------------------------------------------------
Other forestry investments                               1.1            6.4
---------------------------------------------------------------------------
Miscellaneous projects                                   2.3            3.4
---------------------------------------------------------------------------
Total Capital Expenditures                              40.9           97.0
---------------------------------------------------------------------------
Acquisition of an additional 5% of Veracel S.A             -            9.7
---------------------------------------------------------------------------
Veracel's capital increase                              40.5           50.5
---------------------------------------------------------------------------
Acquisition of Riocell                                 (43.2)         567.3
---------------------------------------------------------------------------
Total Capital Expenditures and investments              38.2          724.5
---------------------------------------------------------------------------


Capital expenditures and investments are expected as follows:



(US$ million)                           4Q 2003     2004    2005    2006

Fiberline C (*)                             3.7       15       3       3
------------------------------------------------------------------------
Maintenance investments - all mills        17.3       64      72      77
------------------------------------------------------------------------
Veracel (Aracruz equity portion only)       9.5      100      40      20
------------------------------------------------------------------------
Total                                      30.5      179     115     100
------------------------------------------------------------------------
(*) Capitalized interest not included



--------------------------------------------------------------------------------
6                                                    RESULTS/THIRD QUARTER 2003

Stock Performance

From December 31, 2002 to September 30, 2003, Aracruz's ADR price increased 47%, from $18.56 to $27.30. In the same period, the Dow Jones Industrial Average Index increased 11% and the S&P Paper and Forest Index increased 18%.

Stock Price Performance - through 09/30/2003 (100 Basis on 12/31/02)

(graphic omitted)


Results According to Brazilian GAAP

Local currency consolidated result under Brazilian GAAP - Corporate Law was a net income of R$168.3 million in the quarter. Aracruz has also publicly released in Brazil its unconsolidated financial results, which under Brazilian law are the basis for the calculation of minimum dividends and income taxes. In the third quarter of 2003 Aracruz Celulose S.A. reported an unconsolidated net income of R$ 159.7 million and accumulated net income for 2003 was R$726.9 million.

Additional Information

o    Riocell, now Aracruz Guaiba mill

As of September 4, 2003, Riocell has been renamed as the Aracruz Guaiba mill
(AG), and the original Aracruz mill is now being referred as the Aracruz Barra do Riacho mill (ABR).

A broad study to assess all possible synergies is currently underway, with the support of McKinsey consulting. The result of the study, together with the technical evaluation of the goodwill, will be disclosed upon completion.




--------------------------------------------------------------------------------
7                                                    RESULTS/THIRD QUARTER 2003

o    Veracel

Veracel laid the cornerstone for its pulp mill on October 3, 2003. The startup of the mill, which should have a production capacity of 900,000 tons per year of bleached eucalyptus pulp, is scheduled for the second half of 2005. All production will be for export.

The mill is located on a 1.5 million-square-meter plot and will be the largest single -line pulp production facility of its type in the world. The project makes use of modern equipment, control systems and processes to maintain environmental quality.

Because of its location - distant from large urban centers - Veracel's mill will contribute to the creation of jobs and income in a region where there currently are few opportunities. During the construction phase of the project, up to 12,000 direct and indirect jobs will be generated.




     Aracruz Celulose S.A., with operations in the Brazilian states of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul, is the world's largest producer of bleached eucalyptus kraft pulp. All of the highquality hardwood pulp and lumber supplied by the company is produced exclusively from planted eucalyptus forests. The Aracruz pulp is used to manufacture a wide range of consumer and value-added products, including premium tissue and top quality printing, writing and specialty papers. The lumber, produced in a high-tech sawmill located in the extreme -south of the State of Bahia, is sold under the brand name Lyptus to the furniture and interior design industries in Brazil and abroad. Aracruz is listed on the Sao Paulo Stock Exchange (BOVESPA), on the Latin American Securities Market (Latibex) in Madrid - Spain and on the New York Stock Exchange under an ADR level III program (ticker symbol ARA). Each ADR represents 10 underlying class B preferred shares.




--------------------------------------------------------------------------------
8                                                    RESULTS/THIRD QUARTER 2003

ARACRUZ CELULOSE S.A.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US dollars, except for per-share amounts)
(unaudited)

                                        Three-month period   Nine-month period
                                              ended               ended
                                          September 30,        September 30,


                                                2003       2002      2003      2002
Operating revenues                            310,573    217,090   765,800   506,831
Domestic                                       14,423      3,975    23,364    12,246
Export                                        296,150    213,115   742,436   494,585

------------------------------------------------------------------------------------
Sales taxes and other deductions               24,414     18,508    63,413    35,499
------------------------------------------------------------------------------------
Net operating revenues                        286,159    198,582   702,387   471,332
Pulp                                          275,243    196,639   686,772   466,710
Paper                                           9,168                9,168
Sawn wood                                       1,748      1,943     6,447     4,622

------------------------------------------------------------------------------------
Operating costs and expenses                  198,542    143,808   468,538   391,285
Cost of sales                                 172,889    127,196   404,966   343,816
  Pulp                                        165,183    124,101   391,419   335,575
  Paper                                         5,165                5,165
  Sawn wood                                     2,541      3,095     8,382     8,241
Selling                                        10,704      7,251    26,619    20,645
Administrative                                  6,917      6,685    15,439    16,834
Other, net                                      8,032      2,676    21,514     9,990

------------------------------------------------------------------------------------
Operating income                               87,617     54,774   233,849    80,047
------------------------------------------------------------------------------------
Non-operating (income) expenses                 8,055    (23,887)    7,164   (17,584)
Financial income                              (14,722)   (11,966)  (33,656)  (46,376)
Financial expenses                             23,951     22,509    75,641    59,874
Loss (gain) on currency re-measurement, net    (1,136)   (23,978)  (41,771)  (22,445)
Equity in results of affiliated company            27    (10,378)    7,030    (8,514)
Other, net                                        (65)       (74)      (80)     (123)

------------------------------------------------------------------------------------
Income before income taxes                     79,562     78,661   226,685    97,631
------------------------------------------------------------------------------------
Income taxes (credits)                         20,258    (28,717)  106,665   (46,399)
Current                                        13,231        743    93,850   (22,784)
Deferred                                        7,027    (29,460)   12,815   (23,615)

------------------------------------------------------------------------------------
Net income for the period                      59,304    107,378   120,020   144,030
------------------------------------------------------------------------------------
Depreciation and depletion:                    51,411     45,472   141,651   126,049
  Pulp production cost                         50,015     43,807   137,360   120,953
  Other operating costs and expenses            1,396      1,665     4,291     5,096
------------------------------------------------------------------------------------

EBITDA                                        139,028    100,246   375,500   206,096
------------------------------------------------------------------------------------
EBITDA (adjusted by other non-cash items)     147,716    102,648   396,066   215,742
------------------------------------------------------------------------------------





--------------------------------------------------------------------------------
9                                                    RESULTS/THIRD QUARTER 2003

ARACRUZ CELULOSE S.A.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US dollars)


 ASSETS                        Sep.30, 03  Dec.31, 02     LIABILITIES                              Sep.30, 03      Dec.31, 02

 Current assets                   726,576     524,416     Current Liabilities                         591,945         238,504

 Cash and cash equivalents         58,945      25,474     Suppliers                                    77,641          45,902

 Time deposits                    285,031     248,455     Payroll and related charges                  14,056           7,426

 Accounts receivable, net:                                Income and other taxes                       18,777           2,054

   Related Parts                    3,572      2,781      Current portion of long-term debt

   Other                          189,588     130,308        Related party                             61,180          47,281

 Inventories, net                 143,559      81,553        Other                                    152,487         120,033

                                                          Short-term debt - export
                                                          financing and
 Deferred income tax, net          13,539       8,653     other                                       247,928          10,811

 Recoverable income and other
 taxes                             28,455      25,985     Accrued finance charges                       7,874           4,555

 Other current assets               3,887       1,207     Other accruals                               12,002             442
-----------------------------------------------------   ---------------------------------------------------------------------

 Property, plant and equipment,
 net                            2,264,592   2,000,071     Long-term liabilities                     1,049,369         699,492
-----------------------------------------------------

 Investment in affiliated
 company                          140,099      86,969     Long-term debt
-----------------------------------------------------

 Unallocated intangibles and
 goodwill                         226,652                    Related party                            215,029         214,772
-----------------------------------------------------
 Other assets                      56,552      87,358        Other                                    693,751         396,319

 Advances to suppliers             34,860      28,229

 Deposits for tax assessments      13,548      10,605     Tax assessment & litigation contingencies    84,816          65,620

 Deferred income tax, net                         361     Deferred income tax, net                     17,073

 Recoverable income and other

 taxes                              3,096      45,170     Suppliers                                    16,551          20,113
                                                        ---------------------------------------------------------------------
 Other                              5,048       2,993     Other                                        22,149           2,668
                                                        ---------------------------------------------------------------------

                                                          Minority interest                               265             255
                                                        ---------------------------------------------------------------------
                                                          Stockholder's equity                      1,772,892       1,760,563

-----------------------------------------------------   ---------------------------------------------------------------------
  TOTAL                         3,414,471   2,698,814     TOTAL                                     3,414,471       2,698,814
-----------------------------------------------------------------------------------------------------------------------------









--------------------------------------------------------------------------------
10                                                    RESULTS/THIRD QUARTER 2003

ARACRUZ CELULOSE S.A.
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in thousands of US dollars)



                                                                Three-month period               Nine-month period
                                                                      ended                           ended
                                                                    September 30,                   September 30,
                                                                       2003            2002            2003            2002
 Cash flow from operating activities

 Net income for the period                                           59,304         107,378         120,020         144,030

 Non-cash items included in income

    Depreciation and depletion                                       51,411          45,472         141,651         126,049

    Other                                                             5,837        (63,844)        (21,651)        (55,338)

 Changes in current and non-current assets and liabilities         (53,889)          61,485          18,633        (31,859)

 Net cash provided by operating activities                           62,663         150,491         258,653         182,882
---------------------------------------------------------------------------------------------------------------------------
 Cash flow from investing activities

 Time deposits - decrease                                         (50, 641)          82,953          65,867         199,281

 Proceeds from sale of equipment                                         83              60             461           1,085

 Payment for the full acquisition of Riocell S.A., net of
 cash acquired                                                    (348,891)                       (563,208)

 Addition to investment Veracel Celulose S.A.                      (40,500)                        (60,158)

 Additions to property, plant and equipment                        (40,889)        (76,878)        (96,984)       (228,416)

 Net cash provided by (used in) investing activities              (480,838)          6,135        (654,022)        (28,050)
---------------------------------------------------------------------------------------------------------------------------
 Cash flow from financing activities

 Short-term debt, net                                             (245,238)           1,019         244,045        (91,042)

 Long-term debt

  Issuance

    Related Parties                                                                                                 112,199

    Other                                                           400,000                         460,000         250,000

  Repayments

    Related Parties                                                (18,139)         (9,292)        (34,117)        (34,792)

    Other                                                          (50,772)           (891)       (130,660)       (163,144)

 Treasury stock                                                                                         (3)

 Dividends paid                                                                                   (109,310)        (73,765)

 Net cash provided by (used in) financing activities                 85,851         (9,164)         429,955           (544)
---------------------------------------------------------------------------------------------------------------------------
 Effects of changes in exchange rates on cash
 and cash equivalents                                                   384             94          (1,115)             404
---------------------------------------------------------------------------------------------------------------------------
 Increase (decrease) in cash and cash equivalents                 (331,940)        147,556           33,471         154,692
---------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, beginning of period                     390,885         27,261           25,474          20,125
---------------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of period                            58,945        174,817           58,945         174,817
---------------------------------------------------------------------------------------------------------------------------




--------------------------------------------------------------------------------
11                                                    RESULTS/THIRD QUARTER 2003

Results Reconciliation


 Brazilian Corporate Law x US GAAP (US$ million)                        3Q03                      YTD03

 Net Parent Company Income (Corporate Law)                              54.6                     248.7
 Realized / (unrealized) profits from subsidiaries                       3.0                     (3.8)
-------------------------------------------------------------------------------------------------------
 Net Consolidated Income (Corporate Law)                                57.6                     244.9
 Depreciation, depletion and assets write-off                         (22.9)                    (53.4)
 Income tax provision                                                    2.3                      27.5
 Equity in results of affiliated company                               (0.2)                    (14.0)
 Exchange variation,                                                    22.5                    (85.0)
-------------------------------------------------------------------------------------------------------
 Net Consolidated Income (Loss) - (US GAAP)                             59.3                     120.0
-------------------------------------------------------------------------------------------------------
*Recognized in the income statement in Brazilian Corporate Law statements and stockholders' equity in US GAAP.
Exchange rate at the end of September 2003 (US$1,0000 = R$2,9234)



     This press release contains statements which constitute forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are necessarily dependent on assumptions, data or methods that maybe incorrect or imprecise and that may be incapable of being realized. Prospective investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The Company does not unatertake, and specifically disclaims any obligation to update any forward-looking statements, which speak only as of the date made.







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12                                                    RESULTS/THIRD QUARTER 2003